

                                                          Financial Statements
                                                          Item 6(b) 1-B
                                                          Page 6 of 34

                                    GPU, Inc.
                                 Balance Sheets
                        Actual and Pro Forma (unaudited)
                               September 30, 2000
                   -----------------------------------------

                                                               (In  Thousands)
ASSETS                                                Actual      Adjustments    Pro Forma
                                                    -----------     ---------   -----------
Investments:
  Investment in subsidiaries                       $ 3,486,513   $  (302,275)   $ 3,184,238
  Goodwill, net                                            -             -              -
  Other investments                                      7,198           -            7,198
                                                    -----------     ---------   -----------
     Total investments                               3,493,711      (302,275)     3,191,436
                                                    -----------     ---------   -----------

Current Assets:
  Cash and temporary cash investments                      179       337,804        337,983
  Accounts receivable, net                                  13           -               13
  Prepayments and Special Deposits                       1,775           -            1,775
                                                    -----------     ---------   -----------
     Total current assets                                1,967       337,804        339,771
                                                    -----------     ---------   -----------

Deferred debits and other assets                        17,458           -           17,458
                                                    -----------     ---------   -----------


     Total Assets                                  $ 3,513,136   $    35,529    $ 3,548,665
                                                    ===========     =========   ===========



                                                          FinancialStatements
                                                          Item 6(b) 1-B
                                                          Page 7 of 34

                                    GPU, Inc.
                                 Balance Sheets
                        Actual and Pro Forma (unaudited)
                               September 30, 2000
                   -----------------------------------------

                                                                (In Thousands)
LIABILITIES AND CAPITALIZATION                        Actual     Adjustments     Pro Forma
                                                    -----------     ---------   -----------
Stockholders' Equity:
  Common stock                                     $   331,958   $       -      $   331,958
  Capital surplus                                    1,014,196          (822)     1,013,374
  Retained earnings                                  2,317,970        (2,275)     2,315,695
  Accumulated other comprehensive loss                 (59,627)          -          (59,627)
                                                   -----------     ---------    -----------
     Total                                           3,604,497        (3,097)     3,601,400
  Reacquired common stock, at cost                    (313,643)       38,626       (275,017)
                                                   -----------     ---------    -----------
    Total common stockholders' equity                3,290,854        35,529      3,326,383
                                                   -----------     ---------    -----------


Current Liabilities:
  Notes payable                                        190,898           -          190,898
  Accounts payable                                      19,658           -           19,658
  Interest accrued                                         284           -              284
  Taxes accrued                                             29           -               29
  Other                                                  7,869           -            7,869
                                                   -----------     ---------    -----------
     Total current liabilities                         218,738           -          218,738
                                                   -----------     ---------    -----------


Deferred credits and other liabilities                   3,544           -            3,544
                                                   -----------     ---------    -----------


     Total Liabilities and Capitalization          $ 3,513,136   $    35,529    $ 3,548,665
                                                   ===========     =========    ===========




                                                          Financial Statements
                                                          Item 6(b) 1-B
                                                          Page 8 of 34

                                    GPU, Inc.
                  Statements of Income and Retained Earnings
                       Actual and Pro Forma (unaudited)
                For The Twelve Months Ended September 30, 2000
                  ---------------------------------------------

                                                                (In Thousands)
                                                     Actual      Adjustments   Pro Forma
                                                    -----------   ---------   -----------
Income:
  Equity in earnings of subsidiaries                $  121,343      $ (2,275)   $  119,068
                                                   -----------     ---------   -----------

Operating Expenses:
  Other operation and maintenance                       14,035         -            14,035
  Depreciation and amortization                            -           -               -
                                                   -----------     ---------   -----------
     Total operating expenses                           14,035         -            14,035
                                                   -----------     ---------   -----------

Operating Income                                       107,308         -           105,033
                                                   -----------     ---------   -----------

Other Income and Deductions:
  Other income, net                                        167         -               167
                                                   -----------     ---------   -----------
     Total other income and deductions                     167         -               167
                                                   -----------     ---------   -----------

Income Before Interest Charges                         107,475         -           105,200
                                                   -----------     ---------   -----------

Interest Charges:
  Notes payable                                         10,294         -            10,294
                                                   -----------     ---------   -----------
     Total interest charges                             10,294         -            10,294
                                                   -----------     ---------   -----------

Net Income                                          $   97,181   $     -    $       94,906
                                                    ==========     =========   ===========


Retained Earnings:
Balance at beginning of period                      $2,482,862   $      -       $2,482,862
  Net income                                            97,181        (2,275)       94,906
  Cash dividends declared on common stock             (262,047)         -         (262,047)
  Other                                                    (26)         -              (26)
                                                   -----------     ---------   -----------
Balance at end of period                            $2,317,970      $ (2,275)   $2,315,695
                                                    ==========     =========   ===========



                                                          Financial Statements
                                                          Item 6(b) 1-B
                                                          Page 9 of 34

                                    GPU, Inc.
                            Pro Forma Journal Entries
                  -----------------------------------------

                                 (In Thousands)


                                       (1)
Retained earnings                                     $  2,275
      Investment in subsidiaries - MYR                            $  2,275

To record the net  income  effect of the
annual interest expense, and the related
decrease  in the  provision  for  income
taxes,   attributable  to  the  proposed
issuance of $50 million of MYR debt under the new loan agreement.

                                       (2)
Cash and temporary cash investments                   $ 31,039
Capital surplus                                            674
      Reacquired common stock, at cost                            $ 31,713

To record the proposed issuance and sale
of    1,146,955    shares    (authorized
2,500,000  limit less  1,353,045  shares
sold to date) of $2.50 par value  common
stock  at   $27.06   per   share  as  of
6/30/2000     under     the     Dividend
Reinvestment  and  Stock  Purchase  Plan
(SEC File No. 70-7670).

                                       (3)
Cash and temporary cash investments                     $300,000
      Investment in subsidiaries - Met-Ed                         $155,000
      Investment in subsidiaries - Penelec                         145,000

To reflect the proposed receipt of up to
$300 million of common  stock  dividends
to be  declared  and paid by Met-Ed  and
Penelec  from  time  to  time,   through
December   31,   2001   (SEC   File  No.
70-9593).

                                       (4)
Cash and temporary cash investments                   $  6,765
Capital surplus                                            148
      Reacquired common stock, at cost                            $  6,913

To  record  the  proposed   issuance  of
250,000 shares of $2.50 par valve common
stock  at   $27.06   per   share  as  of
6/30/2000 (SEC File No. 70-8695).

                                                          Financial Statements
                                                          Item 6(b) 1-B
                                                          Page 10 of 34

                                    GPU, Inc.
                            Pro Forma Journal Entries
                  --------------------------------------------


Notes: These pro forma financial statements do not include the impact of the proposed issuance of $471 million of transition bonds, by an affiliate of JCP&L, to securitize the recovery of bondable stranded costs attributable to the projected net investment in the Oyster Creek Nuclear Generating Station. The proceeds would be used to paydown outstanding debt and to fund decommissioning of the plant (SEC File No. 70-9529).

       The proposed declaration and payment of common stock dividends by Met-Ed and Penelec (SEC File No. 70-9593) does not have an impact on GPU's consolidated financial statements since such dividends would be paid to GPU, Inc., the parent company of Met-Ed and Penelec (SEC File No. 70-9593).

                                                          Financial Statements
                                                          Item 6(b)
                                                          Page 11 of 34

             COMBINED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      GPU, Inc. owns all the outstanding common stock of three domestic electric utilities -- Jersey Central Power & Light Company (JCP&L), Metropolitan Edison Company (Met-Ed) and Pennsylvania Electric Company (Penelec). These electric utilities are conducting business under the name GPU Energy, and considered together are referred to as the "GPU Energy companies." GPU Capital, Inc. and GPU Electric, Inc. and their subsidiaries own, operate and fund the acquisition of electric distribution and gas transmission systems in foreign countries, and are referred to as "GPU Electric." GPU Electric's foreign utility companies include Midlands Electricity plc (conducting business as GPU Power UK); Empresa Distribuidora Electrica Regional S.A. (Emdersa); and GPU GasNet. GPU International, Inc. and GPU Power, Inc. and their subsidiaries develop, own and operate generation facilities in the United States (US) and foreign countries and are referred to as the "GPUI Group." Other subsidiaries of GPU, Inc. include GPU Advanced Resources, Inc. (GPU AR), which is involved in retail energy sales; GPU Telcom Services, Inc. (GPU Telcom), which is engaged in telecommunications-related businesses; MYR Group Inc. (MYR), which is a utility infrastructure construction services company; and GPU Service, Inc. (GPUS), which provides legal, accounting, financial and other services to the GPU companies. All of these companies considered together are referred to as "GPU."



1.    COMMITMENTS AND CONTINGENCIES

                 PENDING MERGER OF FIRSTENERGY CORP. AND GPU
                 -------------------------------------------

      On August 8, 2000, GPU, Inc. entered into an agreement to merge with FirstEnergy Corp. (FirstEnergy), an Ohio corporation, headquartered in Akron, Ohio. Under the merger agreement, FirstEnergy would acquire all of the outstanding shares of GPU's common stock for approximately $4.5 billion in cash and FirstEnergy common stock.

      Under the agreement, GPU shareholders would receive $36.50 for each share of GPU common stock they own, payable in cash or the equivalent of $36.50 per share in FirstEnergy common stock, as long as FirstEnergy's common stock price is between $24.24 and $29.63. Each GPU shareholder would be able to elect the form of consideration they wish to receive, subject to proration so that the aggregate consideration to all GPU shareholders will be 50 percent cash and 50 percent FirstEnergy common stock. Each GPU share converted into FirstEnergy common stock would receive not less than 1.2318 and not more than 1.5055 shares of FirstEnergy common stock, depending on the average closing price of FirstEnergy stock during the 20-day trading period ending on the sixth trading date prior to the merger closing.

                                                          Financial Statements
                                                          Item 6(b)
                                                          Page 12 of 34

      The Merger has been approved by the Boards of Directors of GPU, Inc. and FirstEnergy and is expected to close promptly after all of the conditions to the consummation of the Merger, including shareholder approval and the receipt of all necessary regulatory approvals, are fulfilled or waived. The receipt of all necessary federal and state regulatory approvals is expected to take approximately nine to twelve months from the date of the merger agreement. A joint proxy statement/prospectus has been mailed to shareholders of both companies and special meetings of the shareholders of GPU, Inc. and FirstEnergy are scheduled for November 21, 2000 to consider and vote on the Merger.


             COMPETITION AND THE CHANGING REGULATORY ENVIRONMENT
             ---------------------------------------------------

Stranded Costs and Regulatory Restructuring Orders:
---------------------------------------------------

      With the current market price of electricity being below the cost of some utility-owned generation and power purchase commitments, and the ability of customers to choose their energy suppliers, certain costs, which generally would be recoverable in a regulated environment, may not be recoverable in a competitive environment. These costs are generally referred to as stranded costs.

      In 1998, the Pennsylvania Public Utility Commission (PaPUC) issued Restructuring Orders to Met-Ed and Penelec which, among other things, provide for Met-Ed and Penelec's recovery of a substantial portion of what otherwise would have become stranded costs, and provide for Phase II proceedings following the completion of their generation divestitures to make a final determination of the extent of that stranded cost recovery.

      On January 31, 2000, Met-Ed and Penelec submitted Phase II Reports to the PaPUC addressing actual net divestiture proceeds and reconciliation of stranded costs pursuant to the 1998 Restructuring Orders. The PaPUC and other parties, which participated in the 1998 Restructuring Orders, are currently reviewing the Reports. On September 1, 2000 Met-Ed and Penelec requested approval of their Phase II Reports by no later than January 2001. On October 25, 2000, the PaPUC issued an order establishing evidentiary proceedings for the companies' petitions and testimony. These proceedings are scheduled to end by December 31, 2000. There can be no assurance as to the outcome of this matter.

      In May 1999, the New Jersey Board of Public Utilities (NJBPU) issued a Summary Order with respect to JCP&L's rate unbundling, stranded cost and restructuring filings. The Summary Order provides for, among other things, customer choice of electric generation supplier beginning August 1, 1999 and full recovery of stranded costs. The Summary Order did not address the sale of Oyster Creek, because at the time the Summary Order was issued, it was uncertain whether the plant would be sold or retired early. JCP&L is awaiting a final order from the NJBPU.

      During  1999,   the  NJBPU  issued  final   electric   restructuring   and
generation-related securitization orders to Public Service Electric and Gas Company (PSE&G), a non-affiliated utility. Several parties appealed these

                                                          Financial Statements
                                                          Item 6(b)
                                                          Page 13 of 34

orders on a variety of grounds, including the use of deferred accounting associated with above market NUG costs and the Societal Benefit Charge, which includes recovery of nuclear decommissioning costs. In April 2000, the Appellate Division of the New Jersey Superior Court affirmed the orders, but that decision has been appealed to the New Jersey Supreme Court, which is not expected to issue a decision before January 2001. While JCP&L's Summary Order has not been appealed, JCP&L is unable to determine the impact, if any, the appeals to PSE&G's orders will have on its restructuring order and petition for securitization or its use of deferred accounting.

      As a result of the NJBPU and the PaPUC restructuring decisions, the GPU Energy companies are required to supply electricity to customers who do not choose an alternate supplier. Given that the GPU Energy companies have essentially divested their generation business, there will be increased market risks associated with supplying that electricity, since the GPU Energy companies will have to supply electricity to non-shopping customers entirely from contracted and open market purchases. JCP&L is permitted to recover reasonable and prudently incurred costs associated with providing basic generation service to non-shopping customers. However, Met-Ed and Penelec are unable to recover their energy costs in excess of established rate caps, absent a request to the PaPUC, or specific rate treatment provided for in the 1998 Restructuring Orders. Management has implemented a program to manage energy risk, but there can be no assurance that the GPU Energy companies will be able to fully recover the costs to supply electricity to customers who do not choose an alternate supplier.

Generation Agreements:
----------------------

      The  evolving  competitive   generation  market  has  created  uncertainty
regarding the forecasting of the GPU Energy companies' energy supply needs, which has caused the GPU Energy companies to seek shorter-term agreements offering more flexibility. The GPU Energy companies' supply plan focuses on short- to intermediate-term commitments (one month to three years) covering times of expected high energy price volatility (that is, peak demand periods) and reliance on spot market purchases during other periods.

      The GPU Energy companies have entered into agreements with third party suppliers to purchase capacity and energy. Payments pursuant to these agreements, which include firm commitments as well as certain assumptions regarding, among other things, call/put arrangements, are estimated to be $222 million in 2000, $910 million in 2001, $339 million in 2002, $138 million in 2003 and $44 million in 2004.

      Pursuant to the mandates of the federal Public Utility Regulatory Policies Act and state regulatory directives, the GPU Energy companies have been required to enter into power purchase agreements with non-utility generators (NUGs) for the purchase of energy and capacity, which agreements have remaining terms of up to 20 years. The rates under virtually all of the GPU Energy companies' NUG agreements are substantially in excess of current and projected prices from alternative sources. The following table shows actual payments from 1998 through September 30, 2000, and estimated payments thereafter through 2005:

                                                          Financial Statements
                                                          Item 6(b)
                                                          Page 14 of 34

                          Payments Under NUG Agreements
                          -----------------------------
                                 (in millions)

                          Total      JCP&L      Met-Ed      Penelec
                          -----      -----      ------      -------

      1998                 788        403         174         211
      1999                 774        388         167         219
      2000                 762        411         146         205
      2001                 788        453         144         191
      2002                 787        452         147         188
      2003                 770        427         151         192
      2004                 769        408         156         205
      2005                 753        393         160         200

      The NJBPU Summary Order provides JCP&L assurance of full recovery of its NUG costs (including above-market NUG costs and certain buyout costs), whereas the PaPUC Restructuring Orders provide Met-Ed and Penelec assurance of full recovery of their above-market NUG costs and certain NUG buyout costs. The GPU Energy companies have recorded, on a present value basis, a total liability of $3.3 billion (JCP&L $1.6 billion; Met-Ed $0.8 billion; Penelec $0.9 billion) on the Consolidated Balance Sheets for above-market NUG costs which is offset by a corresponding regulatory asset. The GPU Energy companies are continuing efforts to reduce the above-market costs of these agreements. There can be no assurance as to the extent to which these efforts will be successful.

      In 1997, the NJBPU approved a Stipulation of Final Settlement which, among other things, provided for the recovery of costs associated with the buyout of the Freehold Cogeneration power purchase agreement (Freehold buyout). The NJBPU approved the cost recovery of up to $135 million, over a seven-year period, on an interim basis subject to refund. The NJBPU's Summary Order provides for the continued recovery of the Freehold buyout in the Market Transition Charge (MTC), but has not altered the interim nature of such recovery, pending a final decision by the NJBPU. There can be no assurance as to the outcome of this matter.


                               ACCOUNTING MATTERS
                               ------------------

      JCP&L, in 1999, and Met-Ed and Penelec in 1998, discontinued the application of Statement of Financial Accounting Standards No. 71 (FAS 71),
"Accounting for the Effects of Certain Types of Regulation," and adopted the provisions of Statement of Financial Accounting Standards No. 101, "Regulated Enterprises - Accounting for the Discontinuation of Application of FASB Statement No. 71," and Emerging Issues Task Force (EITF) Issue 97-4, "Deregulation of the Pricing of Electricity - Issues Related to the Application of FAS 71 and FAS 101", with respect to their electric generation operations. The transmission and distribution portion of the GPU Energy companies' operations continue to be subject to the provisions of FAS 71. Regulatory assets, net as reflected in the September 30, 2000 and December 31, 1999 Consolidated Balance Sheets in accordance with the provisions of FAS 71 and EITF Issue 97-4 were as follows:

                                                          Financial Statements
                                                          Item 6(b)
                                                          Page 15 of 34

GPU, Inc. and Subsidiary Companies
----------------------------------
                                                       (in thousands)
                                                 ----------------------------
                                                 September 30,   December 31,
                                                     2000           1999
                                                 -------------  -------------
Market transition charge (MTC) / basic
  generation service                               $2,684,852     $2,397,071
Competitive transition charge (CTC)                   785,397        803,064
Reserve for generation divestiture                    533,941        536,904
Power purchase contract loss not in CTC               369,290        369,290
Income taxes recoverable through future rates, net    280,889        280,268
Costs recoverable through distribution rates          260,126        296,842
Three Mile Island Unit 2 (TMI-2)
  decommissioning costs                                49,517        100,794
Societal benefits charge                              198,494        116,941
Above-market deferred NUG costs                      (189,619)      (252,348)
Other, net                                             47,199         67,420
                                                   ----------     ----------
     Total regulatory assets, net                  $5,020,086     $4,716,246
                                                   ==========     ==========

JCP&L
-----

MTC / basic generation service                     $2,684,852     $2,397,071
Costs recoverable through distribution rates          260,126        296,842
Societal benefits charge                              198,494        116,941
                                                   ----------     ----------
     Total regulatory assets, net                  $3,143,472     $2,810,854
                                                   ==========     ==========

Met-Ed
------

CTC                                                $  614,074     $  591,316
Power purchase contract loss not in CTC               271,270        271,270
Reserve for generation divestiture                    143,434        137,037
Income taxes recoverable through future rates, net    121,692        115,713
TMI-2 decommissioning costs                            16,637         65,455
Above-market deferred NUG costs                        10,067            545
Other, net                                             50,647         51,529
                                                   ----------     ----------
     Total regulatory assets, net                  $1,227,821     $1,232,865
                                                   ==========     ==========

Penelec
-------

Reserve for generation divestiture                 $  390,507     $  399,867
Above-market deferred NUG costs                      (199,686)      (252,893)
CTC                                                   171,323        211,748
Income taxes recoverable through future rates, net    159,197        164,555
Power purchase contract loss not in CTC                98,020         98,020
TMI-2 decommissioning costs                            32,880         35,339
Other, net                                             (3,448)        15,891
                                                   ----------     ----------
     Total regulatory assets, net                  $  648,793     $  672,527
                                                   ==========     ==========

      Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by FAS 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133" and FAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - An Amendment of FASB Statement No. 133" (collectively, FAS 133), establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. In general, FAS 133 requires that companies recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. FAS 133 (as amended) excludes from its

                                                      Financial Statements
                                                      Item 6(b)
                                                      Page 16 of 34

scope certain contracts that qualify as normal purchases and sales. To qualify for this exclusion, it must be probable that the contract will result in physical delivery. GPU will adopt this statement on January 1, 2001.

      GPU's use of derivative instruments is intended to manage the risk of fluctuations in commodity prices, interest rates, and foreign currencies. GPU does not intend to hold or issue derivative instruments for trading purposes. GPU enters into fixed-price contracts for future purchases of electricity and natural gas with individual counterparties or through traded exchanges. The majority of these commodity contracts entered into by GPU would be considered "normal purchases," as defined in FAS 133, and, therefore, would be excluded from the statement's scope. Commodity contracts accounted for as derivatives under FAS 133 would be designated as cash flow hedges of the underlying commodity purchases, to the extent they qualify for such treatment. FAS 133 requires that the effective portion of the gain or loss on a derivative instrument designated and qualifying as a cash flow hedge be reported as a component of Other Comprehensive Income, net of tax. If GPU adopted this statement as of September 30, 2000, management believes the impact of FAS 133 as it relates to these commodity contracts would be immaterial to GPU's earnings or financial position.

      GPU also uses various types of interest rate swaps to convert floating-rate loans to fixed rates. These instruments will be accounted for as cash flow hedges, to the extent they are effective hedges. If GPU adopted this statement as of September 30, 2000, the value of these interest rate swaps under FAS 133 would be immaterial to GPU's earnings or financial position.

      GPU uses currency swap agreements to manage currency risk caused by fluctuations in the US dollar exchange rate related to debt issued in the US by Avon Energy Partners Holdings. These instruments will be accounted for as cash flow hedges, to the extent they are effective hedges. If FAS 133 were applied to currency swaps in place at September 30, 2000, derivative assets of approximately $50 million would be recognized on the Consolidated Balance Sheet, with an offset, net of tax, to Accumulated other comprehensive income. Currency swaps determined to be ineffective hedges would have had an immaterial impact on the Consolidated Statement of Income for the nine months ended September 30, 2000.

      GPU has entered into numerous forward capacity purchase contracts with third parties. GPU has also entered into fixed transmission rights agreements
(FTRs) periodically for the purpose of hedging against high transmission rates along certain routes during times of congestion. Evaluation of the impact of FAS 133 as it relates to capacity purchase contracts and FTRs is in process.

      The actual impact of FAS 133 upon adoption would differ from that noted above depending on the portfolio of derivative contracts in effect on January 1, 2001, prevailing market rates, the completion of the pending sale of GPU International, Inc. or implementation issues to be resolved by the Financial Accounting Standards Board's Derivatives Implementation Group.

                                                      Financial Statements
                                                      Item 6(b)
                                                      Page 17 of 34

                               NUCLEAR FACILITIES
                               ------------------

Investments:
------------

      In December 1999, the GPU Energy companies sold Three Mile Island Unit 1 (TMI-1) to AmerGen Energy Company, LLC (AmerGen), a joint venture of PECO Energy and British Energy, for approximately $100 million. In August 2000, JCP&L sold Oyster Creek to AmerGen for approximately $10 million. As part of the sales, AmerGen has assumed full responsibility for decommissioning the plants, and the GPU Energy companies have transferred $320 million and $430 million of TMI-1 and Oyster Creek decommissioning trust funds, respectively, to AmerGen. JCP&L, Met-Ed and Penelec jointly own TMI-2, which was damaged during a 1979 accident, in the percentages of 25%, 50% and 25%. JCP&L's net investment in TMI-2 as of September 30, 2000 and December 31, 1999 was $57 million and $61 million, respectively. JCP&L is collecting revenues for TMI-2 on a basis which provides for the recovery of its remaining investment in the plant by 2008. Met-Ed and Penelec's remaining investments in TMI-2 were written off in 1998 after receiving the PaPUC's Restructuring Orders.

TMI-2:
------

      As a result of the 1979 TMI-2 accident, individual claims for alleged personal injury (including claims for punitive damages), which are material in amount, were asserted against GPU, Inc. and the GPU Energy companies. Approximately 2,100 of such claims were filed in the US District Court for the Middle District of Pennsylvania. Some of the claims also seek recovery for injuries from alleged emissions of radioactivity before and after the accident.

      At the time of the TMI-2 accident, as provided for in the Price-Anderson Act, the GPU Energy companies had (a) primary financial protection in the form of insurance policies with groups of insurance companies providing an aggregate of $140 million of primary coverage, (b) secondary financial protection in the form of private liability insurance under an industry retrospective rating plan providing for up to an aggregate of $335 million in premium charges under such plan and (c) an indemnity agreement with the Nuclear Regulatory Commission (NRC) for up to $85 million, bringing their total financial protection up to an aggregate of $560 million. Under the secondary level, the GPU Energy companies are subject to a retrospective premium charge of up to $5 million per reactor, or a total of $15 million.

      In 1995, the US Court of Appeals for the Third Circuit ruled that the Price-Anderson Act provides coverage under its primary and secondary levels for punitive as well as compensatory damages, but that punitive damages could not be recovered against the Federal Government under the third level of financial protection. In so doing, the Court of Appeals referred to the "finite fund" (the $560 million of financial protection under the Price-Anderson Act) to which plaintiffs must resort to get compensatory as well as punitive damages.

      The Court of Appeals also ruled that the standard of care owed by the defendants to a plaintiff was determined by the specific level of radiation which was released into the environment, as measured at the site boundary,

                                                          Financial Statements
                                                          Item 6(b)
                                                          Page 18 of 34

rather than as measured at the specific site where the plaintiff was located at the time of the accident (as the defendants proposed). The Court of Appeals also held that each plaintiff still must demonstrate exposure to radiation released during the TMI-2 accident and that such exposure had resulted in injuries. In 1996, the US Supreme Court denied petitions filed by GPU, Inc. and the GPU Energy companies to review the Court of Appeals' rulings.

      In 1996, the District Court granted a motion for summary judgment filed by GPU, Inc. and the GPU Energy companies, and dismissed the ten initial "test cases," which had been selected for a test case trial as well as all of the remaining 2,100 pending claims. The Court ruled that there was no evidence which created a genuine issue of material fact warranting submission of plaintiffs' claims to a jury. The plaintiffs appealed the District Court's ruling to the Court of Appeals for the Third Circuit. In November 1999, the Third Circuit affirmed the District Court's dismissal of the ten "test cases," but set aside the dismissal of the additional pending claims, remanding them to the District Court for further proceedings. In remanding these claims, the Third Circuit held that the District Court had erred in extending its summary judgment decision to the other plaintiffs and imposing on these plaintiffs the District Court's finding that radiation exposures below 10 rems were too speculative to establish a causal link to cancer. The Court of Appeals stated that the non-test case plaintiffs should be permitted to present their own individual evidence that exposure to radiation from the accident caused their cancers. In June 2000, the US Supreme Court denied petitions by GPU, Inc., the GPU Energy companies and the plaintiffs.

      In September 2000, the defendants filed a Motion for Summary Judgment in the District Court. Meanwhile, the plaintiffs have taken an interlocutory appeal to the Third Circuit seeking review of the District Court's determination that the remaining plaintiffs should be allowed to advance causation theories based only on the admissible evidence of record at the close of discovery in the case.

      The Third Circuit has scheduled oral arguments on the plaintiffs' appeal for January 2001. There can be no assurance as to the outcome of this litigation.

      GPU, Inc. and the GPU Energy companies believe that any liability to which they might be subject by reason of the TMI-2 accident will not exceed their financial protection under the Price-Anderson Act.


                         NUCLEAR PLANT RETIREMENT COSTS
                         ------------------------------

      Retirement costs for nuclear plants include decommissioning the radiological portions of the plants and the cost of removal of nonradiological structures and materials. The disposal of spent nuclear fuel is covered separately by contracts with the US Department of Energy (DOE).

      In 1995, a consultant performed a site-specific study of TMI-2 that considered various decommissioning methods and estimated the cost of

                                                         Financial Statements
                                                         Item 6(b)
                                                         Page 19 of 34

decommissioning the radiological portion and the cost of removal of the nonradiological portion of the plant, using the prompt removal/dismantlement method. Management has reviewed the methodology and assumptions used in this study, is in agreement with them, and believes the results are reasonable. The TMI-2 funding completion date is 2014, consistent with TMI-2 remaining in long-term storage. The retirement cost estimates under the 1995 site-specific study, assuming decommissioning of TMI-2 in 2014, is $446 million for radiological decommissioning and $36 million for non-radiological removal costs (net of $12.6 million spent as of September 30, 2000)(in 2000 dollars).

      Each of the GPU Energy companies is responsible for retirement costs in proportion to its respective ownership percentage. The ultimate cost of retiring TMI-2 may be different from the cost estimate contained in this site-specific study. Also, the cost estimate contained in this site-specific study is significantly greater than the decommissioning funding targets established by the NRC.

      The estimated liability for future TMI-2 retirement costs (reflected as Three Mile Island Unit 2 future costs on the Consolidated Balance Sheets) as of September 30, 2000 and December 31, 1999 is $508 million (JCP&L $127 million; Met-Ed $254 million; Penelec $127 million) and $497 million (JCP&L $124 million; Met-Ed $249 million; Penelec $124 million), respectively. This liability is based upon the 1995 site-specific study estimates (in 2000 and 1999 dollars, respectively) discussed above and an estimate for remaining incremental monitored storage costs of $25 million (JCP&L $6 million; Met-Ed $13 million; Penelec $6 million) and $27 million (JCP&L $7 million; Met-Ed $13 million; Penelec $7 million) as of September 30, 2000 and December 31, 1999, respectively, as a result of TMI-2 entering long-term monitored storage in 1993.

      Offsetting the $508 million liability as of September 30, 2000 is $121 million (JCP&L $7 million; Met-Ed $84 million; Penelec $30 million), which management believes is probable of recovery from customers and included in Regulatory assets, net on the Consolidated Balance Sheets, and $390 million (JCP&L $123 million; Met-Ed $162 million; Penelec $105 million) in trust funds for TMI-2 and included in Nuclear decommissioning trusts, at market on the Consolidated Balance Sheets.

      The NJBPU has granted JCP&L revenues for TMI-2 retirement costs based on the 1995 site-specific study estimates. In addition, JCP&L is recovering a portion of its share of TMI-2 incremental monitored storage costs. The PaPUC
Restructuring Orders granted Met-Ed and Penelec recovery of TMI-2 decommissioning costs as part of the CTC, but also allowed Met-Ed and Penelec to defer as a regulatory asset those amounts that are above the level provided for in the CTC.

      As of September 30, 2000, the accident-related portion of TMI-2 radiological decommissioning costs is estimated to be $79 million (JCP&L $20 million; Met-Ed $39 million; Penelec $20 million), which is based on the 1995 site-specific study (in 2000 dollars). In connection with rate case resolutions, JCP&L, Met-Ed and Penelec made contributions to irrevocable external trusts for their respective shares of the accident-related portion of the decommissioning liability in amounts of $15 million, $40 million and

                                                          Financial Statements
                                                          Item 6(b)
                                                          Page 20 of 34

$20 million, respectively. These contributions were not recoverable from customers and were expensed in 1990, in the case of JCP&L, and in 1991 for Met-Ed and Penelec.

      The GPU Energy companies intend to seek recovery for any increases in TMI-2 retirement costs, but recognize that recovery cannot be assured.

      Prior to September 2000, increases in the accident-related portion of Met-Ed and Penelec's TMI-2 decommissioning liability were charged to expense, in amounts totaling $23.2 million (Met-Ed $15.4 million; Penelec $7.8 million)
through August 2000. Likewise, through August 2000, earnings on Met-Ed and Penelec's contributions to external trusts, in amounts totaling $34.9 million (Met-Ed $23.3 million; Penelec $11.6 million), were taken to income, and the related unrealized gains and losses were accrued to Accumulated Other Comprehensive Income on the Consolidated Balance Sheets.

      During the course of ongoing regulatory proceedings in Pennsylvania, Met-Ed and Penelec determined, in the third quarter 2000, that a portion of their regulatory assets for TMI-2 decommissioning previously regarded as probable of recovery in rates, are now no longer deemed probable of recovery. As a result, in the third quarter 2000, Met-Ed and Penelec charged to income $11.7 million (Met-Ed $7.9 million; Penelec $3.8 million) pre-tax for the write-down of their respective regulatory assets for TMI-2 decommissioning, representing the net realized gain they previously recorded on the accident-related portion of the TMI-2 decommissioning trust. Furthermore, the unrealized gains or losses associated with the accident-related portion of the TMI-2 decommissioning trust (previously recorded in Accumulated other comprehensive income) were transferred to Regulatory assets, net on the Consolidated Balance Sheets, and will no longer be recorded in Accumulated other comprehensive income.


                                    INSURANCE
                                    ---------

      GPU has insurance (subject to retentions and deductibles) for its operations and facilities including coverage for property damage, liability to employees and third parties, and loss of use and occupancy. There is no assurance that GPU will maintain all existing insurance coverages. Losses or liabilities that are not completely insured, unless allowed to be recovered through ratemaking, could have a material adverse effect on the financial position of GPU.

      GPU has purchased property and decontamination insurance coverage for TMI-2 totaling $150 million.

      The Price-Anderson Act limits an owner's liability to third parties resulting from a nuclear incident to approximately $9.5 billion. Coverage for the first $200 million of such liability is provided by private insurance. The remaining coverage, or secondary financial protection, is provided by retrospective premiums payable by all nuclear reactor owners. Although TMI-2 is exempt from retrospective premium assessments, the plant is still covered by the provisions of the Price-Anderson Act. In addition, the GPU Energy companies are subject to other retrospective premium assessments related to policies applicable to TMI-1 prior to its sale to AmerGen.

                                                          Financial Statements
                                                          Item 6(b)
                                                          Page 21 of 34

                              ENVIRONMENTAL MATTERS
                              ---------------------

      As a result of existing and proposed legislation and regulations, and ongoing legal proceedings dealing with environmental matters, including but not limited to acid rain, water quality, ambient air quality, global warming, electromagnetic fields, and storage and disposal of hazardous and/or toxic wastes, GPU may be required to incur substantial additional costs to construct new equipment, modify or replace existing and proposed equipment, remediate, decommission or cleanup waste disposal and other sites currently or formerly used by it, including formerly owned manufactured gas plants (MGP), coal mine refuse piles and generation facilities. In addition, federal and state law provides for payment by responsible parties for damage to natural resources.

      GPU has been  formally  notified by the  Environmental  Protection  Agency
(EPA) and state environmental authorities that it is among the potentially responsible parties (PRPs) who may be jointly and severally liable to pay for the costs associated with the investigation and remediation at hazardous and/or toxic waste sites in the following number of instances (in some cases, more than one company is named for a given site):

      JCP&L    MET-ED   PENELEC    GPUN   GPU, INC.   TOTAL
      -----    ------   -------    ----   ---------   -----

        6        3         2         1        2         11

      In  addition,  certain  of  the  GPU  companies  have  been  requested  to participate in the remediation or supply information to the EPA and state environmental authorities on several other sites for which they have not been formally named as PRPs, although the EPA and/or state authorities may nevertheless consider them as PRPs. Certain of the GPU companies have also been named in lawsuits requesting damages (which are material in amount) for hazardous and/or toxic substances allegedly released into the environment. As of September 30, 2000, a liability of approximately $6 million was recorded for nine PRP sites where it is probable that a loss has been incurred and the amount could be reasonably estimated.

      The ultimate cost of remediation of all these and other hazardous waste sites will depend upon changing circumstances as site investigations continue, including (a) the existing technology required for site cleanup, (b) the remedial action plan chosen and (c) the extent of site contamination and the portion attributed to the GPU companies involved.

      In 1997, the EPA filed a complaint against GPU, Inc. in the US District Court for the District of Delaware for enforcement of its Unilateral Order (Order) issued against GPU, Inc. to clean up the former Dover Gas Light Company (Dover) manufactured gas production site (Site) in Dover, Delaware. Dover was part of the AGECO/AGECORP group of companies from 1929 until 1942; GPU, Inc. emerged from the AGECO/AGECORP reorganization proceedings in 1946. All of Dover's common stock, which was sold in 1942 to an unaffiliated entity, was subsequently acquired by Chesapeake Utilities Corporation (Chesapeake), which merged with Dover in 1960. Chesapeake is currently performing the cleanup at the Site. According to the complaint, the EPA is seeking (1) enforcement of the Order against GPU; (2) recovery of its past

                                                          Financial Statements
                                                          Item 6(b)
                                                          Page 22 of 34

response costs; (3) a declaratory judgment that GPU is liable for any remaining cleanup costs of the Site; and (4) statutory penalties for noncompliance with the Order. The EPA has stated that it has incurred approximately $1.4 million of past response costs as of September 30, 2000. The EPA estimates the total Site cleanup costs at approximately $4.2 million. Consultants to Chesapeake have estimated the remaining remediation ground water costs to be approximately $11.3 million to $19 million. In accordance with its penalty policy, and in discussions with GPU, the EPA has demanded penalties calculated at a daily rate of $8,800, rather than the statutory maximum of $27,500 per day. As of September 30, 2000, if the statutory maximum were applied, the total amount of penalties would be approximately $42 million. GPU believes that it has meritorious defenses to the imposition of penalties, or that if a penalty is assessed, it should be at a lower daily rate. Chesapeake has also sued GPU, Inc. for contribution to the cleanup of the Dover Site. The US District Court for the District of Delaware has consolidated the case filed by Chesapeake with the case filed by the EPA and discovery is proceeding. There can be no assurance as to the outcome of these proceedings.

      In August 2000, Rochester Gas & Electric Corporation (RG&E) filed suit against GPU, Inc. in the United States District Court for the Western District of New York for the reimbursement of $5.2 million of costs and damages it has allegedly incurred, and a declaratory judgement with respect to future costs and damages, in connection with two former MGP sites and a third property where wastes from one of those sites were allegedly deposited. All of the properties are located in Rochester, New York. According to the complaint, RG&E was an indirect subsidiary of AGECO from May 1929 until January 1946, and a subsidiary of General Public Utilities (now by merger and change of name GPU, Inc.) from January 1946 until October 1949, when it was divested by order of the SEC under the Public Utility Holding Company Act. GPU, Inc. has not yet answered the complaint. There can be no assurance as to the outcome of this matter.

      In connection with the 1999 sale of its Seward Generation Station to Sithe Energies, Penelec has assumed up to $6 million of remediation costs associated with certain coal mine refuse piles which are the subject of an earlier consent decree with the Pennsylvania Department of Environmental Protection. Penelec expects recovery of these remediation costs in Phase II of its restructuring proceeding and has recorded a corresponding regulatory asset.

      JCP&L has entered into agreements with the NJDEP for the investigation and remediation of 17 formerly owned MGP sites. JCP&L has also entered into various cost-sharing agreements with other utilities for most of the sites. As of September 30, 2000, JCP&L has spent approximately $39 million in connection with the cleanup of these sites. In addition, JCP&L has recorded an estimated environmental liability of $54 million relating to expected future costs of these sites (as well as two other properties). This estimated liability is based upon ongoing site investigations and remediation efforts, which generally involve capping the sites and pumping and treatment of ground water. Moreover, the cost to clean up these sites could be materially in excess of the $54 million due to significant uncertainties, including changes in acceptable remediation methods and technologies.

                                                          Financial Statements
                                                          Item 6(b)
                                                          Page 23 of 34

      In 1997, the NJBPU approved JCP&L's request to establish a Remediation Adjustment Clause for the recovery of MGP remediation costs. As a result of the NJBPU's Summary Order, effective August 1, 1999, the recovery of these costs was transferred to the Societal Benefits Charge. As of September 30, 2000, JCP&L had recorded on its Consolidated Balance Sheet a regulatory asset of $46 million. JCP&L is continuing to pursue reimbursement from its insurance carriers for remediation costs already spent and for future estimated costs. In 1994, JCP&L filed a complaint with the Superior Court of New Jersey against several of its insurance carriers, relative to these MGP sites, and has settled with all but one of those insurance carriers.


                       OTHER COMMITMENTS AND CONTINGENCIES
                       -----------------------------------

Class Action Litigation:
------------------------

GPU Energy

      In July 1999, New Jersey experienced a severe heat storm that resulted in major power outages and temporary service interruptions, which affected JCP&L's service territory. As a result, the NJBPU initiated an investigation into the reliability of the transmission and distribution systems of all New Jersey utilities and their response to power outages. This investigation was essentially completed in April 2000, resulting in Phase I and Phase II Reports. Both Reports contain, among other things, recommendations as to certain actions that should be undertaken by JCP&L, and were adopted by NJBPU orders requiring JCP&L to act on the recommendations and to report back on such implementation. The NJBPU order adopting the Phase II Report stated that there is not a prima facie case demonstrating that, overall, JCP&L provided unsafe, inadequate or improper service to its customers. In addition, two class action lawsuits were commenced in New Jersey Superior Court in July 1999 against GPU, Inc. and JCP&L, seeking both compensatory and punitive damages for alleged losses suffered due to service interruptions. The GPU defendants originally requested the Court to stay or dismiss the litigation in deference to the NJBPU's primary jurisdiction. The Court denied the motion, consolidated the two actions, and certified them as class actions on behalf of a class that includes JCP&L customers as well as "all dependents, tenants, employees, and other intended beneficiaries of customers who suffered damages as a result" of the outages. In January 2000, the Appellate Division agreed to review the trial court's decision on primary jurisdiction. In June 2000, the Appellate Division affirmed the trial court's decision recognizing, however, that future developments in the case may require a reference of certain issues to the NJBPU. The Appellate Division also stated that the NJBPU's findings could be probative but not determinative of at least some issues in the litigation. In response to GPU's demand for a statement of damages, the plaintiffs have stated that they are seeking damages of $700 million, subject to the results of pre-trial discovery. GPU has notified its insurance carriers of the plaintiffs' allegations. The primary insurance carrier has stated that while the substance of the plaintiffs' allegations are covered under GPU's policy, it is reserving its rights concerning coverage as circumstances develop. In September 2000, GPU received from its primary insurance carrier the initial indemnification payment for certain expenses incurred by GPU relative to

                                                          Financial Statements
                                                          Item 6(b)
                                                          Page 24 of 34

these lawsuits. In October 2000, the GPU defendants filed a motion in the trial court, seeking decertification of the class. There can be no assurance as to the outcome of these matters.

GPU Electric

      As a result of the September 1998 fire and explosion at the Longford natural gas plant in Victoria, Australia, Victorian gas users (plaintiffs) have brought a class action in the Australian Federal Court against Esso Australia Limited and its affiliate (Esso), the owner and operator of the plant, for losses suffered due to the lack of natural gas supply and related damages. The plaintiffs claim that Esso was, among other things, negligent in designing, maintaining and operating the Longford plant and also assert claims under Australian fair trade practices law.

      Esso has joined as third party defendants the State of Victoria (State) and various State-owned entities which operated the Victorian gas industry prior to its privatization, including Transmission Pipelines Australia (TPA) and its affiliate Transmission Pipelines (Assets) Australia (TPAA). GPU, Inc., through GPU GasNet, acquired the assets of TPA and the shares of TPAA from the State in June 1999. Esso asserts that the State and the gas industry were negligent in that, among other things, they failed to ensure that the gas system would provide a secure supply of gas to users and also asserts claims under the Australian fair trade practices law. In addition, GPU GasNet and other private entities (Buyers) that purchased the Victorian gas assets from the State have joined Esso as third party defendants. Esso asserts that if the gas industry is liable as alleged, that liability has been transferred to the Buyers as part of the State's privatization process.

      Under the acquisition agreement with the State, GPU GasNet has indemnified TPA and the State against third party claims arising out of, among other things, the operation of TPA's business. TPA and the State have commenced proceedings against GPU GasNet to enforce the indemnity in respect of any liability that may flow to TPA as a result of Esso's claim.

      GPU GasNet and TPAA have filed answers denying liability to Esso, the State and TPA, which could be material. GPU GasNet and TPAA have notified their insurance carriers of this action. The insurers have notified GPU GasNet that they have formed the preliminary view that GPU GasNet is not entitled to coverage under the liability policy. GPU GasNet believes that it is entitled to coverage, and discussions with the insurers are continuing. There can be no assurance as to the outcome of this matter.

Investments and Guarantees:
---------------------------

GPU, Inc.

      GPU,  Inc. has made  significant  investments  in foreign  businesses  and facilities through its subsidiaries, GPU Electric and the GPUI Group. As of September 30, 2000, GPU, Inc.'s investment in GPU Electric and the GPUI Group was $571 million and $292 million, respectively. As of that date, GPU, Inc. has also guaranteed an additional $1.04 billion and $30 million (including $9 million of guarantees related to domestic operations) of GPU Electric and GPUI Group outstanding obligations, respectively. Although management

                                                          Financial Statements
                                                          Item 6(b)
                                                          Page 25 of 34

attempts to mitigate the risks of investing in certain foreign countries by, among other things, securing political risk insurance, GPU faces additional risks inherent to operating in such locations, including foreign currency fluctuations.

GPU Electric

      In June 2000, GPU sold GPU PowerNet for A$2.1 billion (US$1.26 billion). For further information, see Note 2, Acquisitions and Dispositions.

      In August 2000, GPU GasNet refinanced A$375 million (US$203 million) of maturing bank debt as follows: A$250 million (US$135 million) of proceeds from a new commercial paper program at GPU GasNet; A$51 million (US$28 million) of proceeds from the issuance of additional commercial paper by GPU Australia Holdings under its commercial paper program; and A$37 million (US$20 million) of cash proceeds from the sale of marketable securities by an affiliate. At September 30, 2000, $135 million of commercial paper was outstanding under the GPU GasNet commercial paper program and included in Long-term Debt on the Consolidated Balance Sheets. GPU GasNet has also established a A$750 million (US$406 million) revolving credit facility, which serves as backstop for the GasNet commercial paper program. No borrowings were outstanding under this facility at September 30, 2000.


      GPU Power UK has a 40% equity interest in a 586 MW power project in Pakistan (the Uch Power Project), which was originally scheduled to begin commercial operation in late 1998. In June 1999, certain Project lenders for the Uch Power Project issued notices of default to the Project sponsors (including GPU Power UK) for, among other things, failure to pay principal and interest under various loan agreements. In November 1999, the Project sponsors and lenders reached an agreement under which repayment of the construction loan was extended, principal and interest payments deferred, and the sponsors agreed to fund the completion of the plant through the remaining equity contribution commitments. The plant commenced commercial operations in October 2000.

      Uch has renegotiated several of the project agreements with the Government of Pakistan and its agencies, under which it agreed, among other things, to accept a reduction in the power purchase tariff averaging approximately 8% over the project term. The agreement includes options to extend the term of the project from 23 to 30 years. Although commercial operations have begun, there remains a risk that project revenues may be delayed due to the poor economic situation in Pakistan.

      GPU's investment in the Uch Power Project as of September 30, 2000 was approximately $37.9 million, plus a guarantee letter of credit of $ 3.6 million, and its share of the projected completion costs represents an additional $3.1 million commitment. Cinergy Corp. (the former owner of 50% of Midlands Electricity plc) agreed to fund up to an aggregate of $20 million of the required capital contributions, for a period of one year from July 15, 1999, and "cash losses," which could be incurred on the Uch Power Project, for a period of up to ten years from July 15, 1999. Cinergy has reimbursed GPU Electric for $4.9 million of capital contributions through September 30,

                                                          Financial Statements
                                                          Item 6(b)
                                                          Page 26 of 34

2000, leaving a remaining commitment of up to $15.1 million. There can be no assurance as to the outcome of this matter.

      As part of the 1999 sale of the GPU Power UK supply business and the purchase of the 50% of GPU Power UK that GPU did not already own, certain long-term purchase obligations under natural gas supply contracts were retained. Most of these contracts, which extend to September 2005, were at fixed prices in excess of the market price of gas, and a liability had been established for the estimated loss under such contracts. However, as a result of increasing gas prices during the second quarter of 2000, GPU Power UK was able to enter into matching forward sale contracts for the majority of the gas purchases, resulting in a reduction in the estimated liability and a pre-tax credit to income of $15.9 million. Other open gas contracts, which extend to 2005, require GPU Power UK to purchase or to sell gas at fixed prices. The estimated out-of-market position of all contracts at September 30, 2000 was $24 million; however, the remaining open positions included both sales and purchases, thereby reducing the remaining exposure to future price changes.

      In an English court decision involving two unaffiliated utilities (National Grid and National Power), the court held that utilities improperly used a pension plan surplus in the UK Electricity Supply Pension Scheme to eliminate scheduled payments in respect of early retirement costs and employer contributions. The Court found that, in the case of National Grid and National Power, procedures had not been strictly followed, and as such, a liability may now exist. At a subsequent hearing, the Court refused to consider the validity or effectiveness of retrospective amendments to the plan. National Grid and National Power have appealed the Court's decision to the House of Lords. Pending the outcome of the Appeal, the requirement for any payments has been stayed. The appeal in the House of Lords is expected to be heard in the first quarter of 2001. If a similar complaint were to be made against GPU Power UK, GPU Power UK's potential liability is estimated to be a maximum of (pound)63 million (US$96 million), exclusive of any applicable interest charges or penalties. The GPU Power UK section of the Electricity Supply Pension Scheme remains in substantial surplus and any payment to the plan that might ultimately prove to be necessary would be accounted for as an increase in pension assets, and would not have an immediate impact on income. However, any related penalties or interest (which could be assessed, though none are currently proposed) would adversely affect income. There can be no assurance as to the outcome of this matter.

      Emdersa's operating companies are subject to a number of government claims related to Value-added tax liabilities and to Social Security taxes collected in their electric rates, which aggregate approximately $22 million. The claims are generally related to transitional issues surrounding the privatization of Argentina's electricity industry. There can be no assurance as to the outcome of these matters.

GPUI Group

      On July 9, 1999, DIAN (the Colombian national tax authority) issued a "Special Requirement" on the Termobarranquilla S.A., Empresa de Servicios Publicos (TEBSA) 1996 income tax return, which challenges the exclusion from taxable income of an inflation adjustment related to the value of assets used

                                                          Financial Statements
                                                          Item 6(b)
                                                          Page 27 of 34

for power generation (EI Barranquilla, a wholly owned subsidiary of GPU Power, ABB Barranquilla, Corporacion Electrica de la Costa Atlantica and Distral Group have a 28.7%, 28.7%, 42.5% and 0.1% interest in TEBSA, respectively). The failure to give notice of this Special Requirement to the US Export Import Bank (EXIM Bank) is an event of default under the loan agreement. GPU Power also believes that other events of default exist under the loan agreements with project lenders including the Overseas Private Investments Corporation (OPIC) and a commercial bank syndicate. As a result, certain required certifications have not been delivered to EXIM Bank, OPIC and the other project lenders, which failure is, itself, an event of default under the loan agreements. These issues are currently being discussed with EXIM Bank, the other project lenders, and the Government of Colombia, as well as the other partners in the TEBSA project. As of September 30, 2000, GPU Power has an investment of approximately $88 million in TEBSA and is committed to make additional standby equity contributions of $21.3 million, which GPU, Inc. has guaranteed. The total outstanding senior debt of the TEBSA project is $385 million at September 30, 2000, and, in addition, GPU International has guaranteed the obligations of the operators of the TEBSA project, up to a maximum of $5 million, under the project's operations and maintenance agreement. There can be no assurance as to the outcome of these matters.

      With regard to the "Special Requirement" issued by DIAN, DIAN asserts that TEBSA should be liable for approximately $4.9 million consisting of $1.5 million in additional tax and $3.4 million in penalties and interest. TEBSA has filed both procedural and substantive objections to these assertions, the DIAN responded to these objections reiterating its previous position, and TEBSA, in turn, filed an appeal with the DIAN on June 2, 2000. A response is expected within six months.

      In July 2000, the DIAN issued a "Special Requirement" on the 1997 income tax return of TEBSA challenging a tax exemption benefit under a Colombian income tax statute. The DIAN requested payment of approximately $1 million in additional tax and penalties. On October 12, 2000, TEBSA filed a response with the DIAN stating arguments supporting its tax exemption benefit. Management is unable to determine the outcome of this matter.

GPU Telcom

      In March 2000, GPU, Inc. announced its participation in America's Fiber Network LLC (AFN), of which GPU, Inc. anticipates owning 25%. AFN is a high-speed fiber optics company with a network of more than 7,000 route miles, or 140,000 fiber miles, connecting major markets in the eastern US to secondary markets with a growing need for broadband access. GPU, Inc. anticipates investing approximately $40 million (of which $2.2 million has been invested as of September 30, 2000) in AFN through GPU Telcom, which includes existing and new fiber routes and electronic equipment.

      In April 2000, GPU, Inc. announced the formation of Telergy Mid-Atlantic (TMA), a joint venture between GPU Telcom and Telergy, Inc. TMA combines established telecommunication services and marketing expertise with utilities' existing fiber networks and natural positioning in serving retail markets. GPU, Inc. has invested $20 million in Telergy, Inc. through GPU Telcom.

                                                          Financial Statements
                                                          Item 6(b)
                                                          Page 28 of 34

Other:
------

      JCP&L and PSE&G each hold a 50% undivided ownership interest in Yards Creek Pumped Storage Facility (Yards Creek). In December 1998, JCP&L filed a petition with the NJBPU seeking a declaratory order that PSE&G's right of first refusal to purchase JCP&L's ownership interest at its current book value under a 1964 agreement between the companies is void and unenforceable. Management believes that the fair market value of JCP&L's ownership interest in Yards Creek is substantially in excess of its September 30, 2000 book value of $22 million. There can be no assurance as to the outcome of this matter.

      In March 1999, Penelec and New York State Electric & Gas Corporation (NYSEG) each sold their 50% undivided ownership interests in the Homer City Station to a subsidiary of Edison Mission Energy (EME) for a total of $1.9 billion. In connection with the sale, Penelec and NYSEG indemnified the buyer with respect to certain contingent liabilities, including costs or expenses which the EPA might impose for failure to comply with New Source Performance Standards, Prevention of Significant Deterioration and New Source Review regulations under the Clean Air Act prior to the date of the sale. In 1998, the EPA had conducted inspections at Homer City with regard to the plant's compliance with these regulations. On October 30, 2000, EME notified Penelec and NYSEG that the EPA had concluded that these regulations applied to Homer City prior to the sale to EME and that Homer City was operating in violation of these Clean Air Act regulations. Penelec, NYSEG and EME have met with the EPA regarding the EPA's initial findings and conclusions. If it is ultimately determined that these regulations were so applicable to Homer City, the EPA could assess substantial monetary penalties and require capital modifications to the plant, the costs of which would be material. To the extent Penelec and NYSEG are obligated to indemnify EME for any of these costs, they would each be severally liable for a 50% share. There can be no assurance as to the outcome of this matter.

      Concurrent with GPU's July 1999 acquisition of the 50% of GPU Power UK which it did not already own, GPU began to evaluate existing restructuring plans and formulate additional plans to reduce operating expenses and achieve ongoing cost reductions. As of December 31, 1999, GPU had identified and approved a cost reduction plan. At the acquisition date, GPU Power UK had recorded a liability of $28.6 million related to previous cost reduction plans. GPU retained $25.7 million of this liability, related to contractual termination and other severance benefits for 276 employees identified in a 1999 business process reengineering project. GPU identified an additional 355 employees (234 in Engineering Services, 38 in metering, 21 in Network Services and 62 from other specific functions) to be terminated as part of the plan and recorded an additional liability of $39.3 million. A net charge of $18.2 million for GPU's 50% share of these adjustments was included in expense in 1999 and the other 50% was recorded in Goodwill as a purchase accounting adjustment.

      In 2000, a change in the investment return assumptions, due to better than expected investment performance, resulted in a reduction of approximately $6.9 million, to $22.6 million, in the estimated liability for the remaining 459 employees. Consequently, goodwill was credited for $3.4 million (50% of the

                                                          Financial Statements
                                                          Item 6(b)
                                                          Page 29 of 34

change in estimate) and $3.5 million was credited to income. During the first nine months of 2000, $16.2 million was paid to 378 employees. The remaining severance liability of $5.2 million at September 30, 2000 reflects the above transactions as well as currency translation adjustments and the impact of seven employees who were retained, and is included in Other Current Liabilities on the Consolidated Balance Sheets. Management expects 46 of the remaining 74 employees to leave by year-end 2000, and the balance of the employees by March 31, 2001.

      GPU AR has entered into contracts to supply electricity to retail customers through June 2002. In connection with meeting its supply obligations, GPU AR has entered into purchase commitments for energy and capacity with payment obligations totaling approximately $17.3 million as of September 30, 2000. GPU, Inc. has guaranteed up to $19 million of these payments.

      In accordance with the Nuclear Waste Policy Act of 1982 (NWPA), the GPU Energy companies have entered into contracts with, and have been paying fees to, the DOE for the future disposal of spent nuclear fuel in a repository or interim storage facility. In 1996, the DOE notified the GPU Energy companies and other standard contract holders that it would be unable to begin acceptance of spent nuclear fuel for disposal by 1998, as mandated by the NWPA. The DOE requested recommendations from contract holders for handling the delay. In June 1997, a consortium of electric utilities, including GPU Nuclear, Inc. (GPUN), filed a license application with the NRC seeking permission to build an interim above-ground disposal facility for spent nuclear fuel in Utah.

      At September 30, 2000, GPU has recorded a liability of $206.9 million (JCP&L $154.5 million; Met-Ed $34.9 million; Penelec $17.5 million) owed to the Nuclear Waste Fund, related to spent nuclear fuel generated prior to the sales of TMI-1 and Oyster Creek to AmerGen. AmerGen has assumed all liability for disposal costs related to spent nuclear fuel generated following its purchase of the plants.

      On July 26, 2000, GPUN filed suit in the United States Court of Claims seeking to recover damages as a result of the DOE's failure to commence disposal of GPUN's spent nuclear fuel on January 31, 1998, as required by the terms of the Standard Contract between GPUN and DOE. The complaint seeks damages from the Government in an amount to be determined at trial. GPUN has alleged that it is entitled to damages attributable to operations at both TMI-1 and Oyster Creek. The Government has not yet answered the complaint. There can be no assurance as to the outcome of this matter.

      GPU, Inc. and consolidated affiliates have approximately 15,200 employees worldwide, of whom 11,150 are employed in the US, 3,550 are in the United Kingdom (UK) and the remaining 500 are in South America and Australia. The majority of the US workforce is employed by the GPU Energy companies (4,800) and MYR (5,900), of which approximately 3,100 and 5,200, respectively, are represented by unions for collective bargaining purposes. In the UK, approximately 2,300 GPU Power UK employees are represented by unions, and the terms and conditions of various bargaining agreements are generally reviewed annually, on April 1. JCP&L, Met-Ed and Penelec's collective bargaining agreements with the International Brotherhood of Electrical Workers expire on October 31, 2002, May 1, 2003 and May 14, 2002,

                                                          Financial Statements
                                                          Item 6(b)
                                                          Page 30 of 34

respectively. Penelec's collective bargaining agreement with the Utility Workers Union of America expires on June 30, 2001.

      During the normal course of the operation of its businesses, in addition to the matters described above, GPU is from time to time involved in disputes, claims and, in some cases, as a defendant in litigation in which compensatory and punitive damages are sought by the public, customers, contractors, vendors and other suppliers of equipment and services and by employees alleging unlawful employment practices. While management does not expect that the outcome of these matters will have a material effect on GPU's financial position or results of operations, there can be no assurance that this will continue to be the case.


2.    ACQUISITIONS AND DISPOSITIONS

                           MYR Group Inc. Acquisition
                           --------------------------

      In April 2000, GPU, Inc. acquired MYR for approximately $217.5 million. The fair value of the assets acquired totaled approximately $156.9 million and the amount of liabilities assumed totaled approximately $99.7 million.

      MYR, a suburban Chicago-based infrastructure construction services company, is the fifth largest specialty contractor in the US. MYR provides a complete range of power line and commercial/industrial electrical construction services for electric utilities, telecommunications providers, commercial and industrial facilities and government agencies across the US. MYR also builds cellular towers for the wireless communications market.

      The acquisition was partially financed through the issuance of GPU, Inc. short-term debt and was accounted for under the purchase method of accounting. Although certain preacquisition items are still being investigated, the fair value of net assets acquired is estimated to be $57.2 million. The total acquisition cost exceeded this amount by $160.3 million. This excess is considered goodwill and is being amortized on a straight-line basis over 40 years.

      The following is a summary of significant accounting policies for MYR's construction services business:

Revenue Recognition - MYR recognizes revenue on construction contracts using the percentage-of-completion accounting method determined in each case by the ratio of cost incurred to date on the contract (excluding uninstalled direct materials) to management's estimate of the contract's total cost. Contract cost includes all direct material, subcontract and labor costs and those indirect costs related to contract performance, such as supplies, tool repairs and depreciation. MYR charges selling, general, and administrative costs, including indirect costs associated with maintaining district offices, to expense as incurred.

      Provisions for estimated losses on uncompleted contracts are recorded in the period in which such losses are determined. Changes in estimated revenues and costs are recognized in the periods in which such estimates are

                                                          Financial Statements
                                                          Item 6(b)
                                                          Page 31 of 34

revised. Significant claims are included in revenue in accordance with industry practice.

      The asset, "Costs and estimated earnings in excess of billings on uncompleted contracts," represents revenues recognized in excess of amounts billed. The liability, "Billings in excess of costs and estimated earnings on uncompleted contracts," represents amounts billed in excess of revenues recognized.

Classification of Current Assets and Current Liabilities - The length of MYR's contracts vary, with some larger contracts exceeding one year. In accordance with industry practice, MYR includes in current assets and current liabilities amounts realizable and payable under contracts which may extend beyond one year.


                                GPU PowerNet Sale
                                -----------------

      On June 30, 2000, GPU, Inc. sold GPU PowerNet to Singapore Power International (SPI) for A$2.1 billion (approximately US $1.26 billion). As part of the sales price, SPI assumed liability for A$230 million (US$137.8 million) of medium term notes. GPU applied the net proceeds from the sale as follows:
A$1,288 million (US$772 million) was used to repay debt; and A$579 million (US$347 million) was placed in a trust (which is included in Special deposits on the Consolidated Balance Sheets) to provide for the repayment of the remaining medium term notes (A$174 million/US$104 million) and outstanding commercial paper (A$405 million/US$243 million) at maturity. As a result of the sale, GPU recorded in Operating expenses on the Consolidated Statements of Income, a pre-tax loss in the quarter ended June 30, 2000 of $372 million($295 million after-tax, or $2.43 per share), including a $94 million foreign currency loss. During the third quarter, all $243 million of commercial paper outstanding at June 30, 2000 was redeemed from trust assets. The Medium Term Notes, which will also be retired using trust assets, mature as follows: A$50 million (US$27 million) in April 2001 and A$120 million (US$65 million) in October 2001.


                                Oyster Creek Sale
                                -----------------

      In 1999, the GPU Energy companies completed the sales of TMI-1 and substantially all of their fossil-fuel and hydroelectric generating stations. In August 2000, JCP&L sold Oyster Creek to AmerGen for approximately $10 million. As part of the sale, AmerGen has assumed full responsibility for decommissioning the plant. JCP&L has transferred $440 million of Oyster Creek decommissioning trust funds to AmerGen, of which approximately $114 million was paid into the trust by JCP&L at closing. JCP&L has agreed to fund the station's outage costs (up to a maximum of $88 million), including the fuel reload, for the refueling outage, which is currently underway. AmerGen will repay these outage costs to JCP&L in nine equal annual installments without interest, beginning August 2001. In addition, JCP&L has agreed to purchase energy and capacity from Oyster Creek at fixed prices through March 2003. The Oyster Creek plant was written down to its fair market value in 1999, consistent with its sale price. The write-down of the plant asset was deferred as a regulatory asset.

                                                          Financial Statements
                                                          Item 6(b)
                                                          Page 32 of 34

      In October 2000, GPU, Inc. agreed to sell GPUI to Aquila Energy Corporation, a subsidiary of UtiliCorp United, for $225 million. The sale includes GPUI's interests in its six domestic operating plants and a one-half interest in a 715 MW development stage project.

      GPU, Inc. expects to complete the sale, which is subject to certain federal and state regulatory approvals, by the end of the year. GPU expects to realize an after-tax gain on the sale of between $60 million and $80 million.


3.    ACCOUNTING FOR DERIVATIVE INSTRUMENTS
--    -------------------------------------

      GPU's use of derivative instruments is intended primarily to manage the risk of interest rate, foreign currency and commodity price fluctuations. GPU does not intend to hold or issue derivative instruments for trading purposes.

Commodity Derivatives:
----------------------

      The GPU Energy companies use New York Mercantile Exchange (NYMEX) futures and Over-the-Counter (OTC) Options on forwards contracts to manage the risk of fluctuations in the market price of electricity and natural gas. These contracts qualify for hedge accounting treatment under current accounting rules since price movements of the commodity derivatives are highly correlated with the underlying hedged commodities and the transactions are designated as hedges at inception. Accordingly, under the deferral method of accounting, gains and losses related to commodity derivatives are recognized in Power purchased and interchanged in the Consolidated Statements of Income when the hedged transaction closes or if the commodity derivative is no longer sufficiently correlated. Prior to income or loss recognition, deferred gains and losses relating to these transactions are recorded in Current Assets or Current Liabilities in the Consolidated Balance Sheets.

Interest Rate Swap Agreements:
------------------------------

      GPU Electric uses interest rate swap agreements to manage the risk of increases in variable interest rates. As of September 30, 2000, these agreements covered approximately $510 million of debt, and were scheduled to expire on various dates through June 2006. Differences between the amounts paid and received under interest rate swaps are recorded as adjustments to the interest expense of the underlying debt since the swaps are related to specific assets, liabilities or anticipated transactions. All of the agreements effectively convert variable rate debt to fixed rate debt. For the quarter ended September 30, 2000, the variable rate interest expense that would have been incurred had the swaps not been in place exceeded the fixed rate interest expense incurred in connection with the swap agreements by approximately $345 thousand.

      In April 2000, Penelec issued a total of $50 million of variable rate senior notes as unsecured medium-term notes. These variable rate securities were converted to fixed rate obligations through interest rate swap agreements.

                                                          Financial Statements
                                                          Item 6(b)
                                                          Page 33 of 34

Currency Swap Agreements:
-------------------------

      GPU Electric uses currency swap agreements to manage currency risk caused by fluctuations in the US dollar exchange rate related to debt issued in the US by Avon Energy Partners Holdings (Avon). These swap agreements effectively convert principal and interest payments on this US dollar debt to fixed sterling principal and interest payments, and expire on the maturity dates of the bonds. Interest expense is recorded based on the fixed sterling interest rate. As of September 30, 2000, these currency swap agreements covered (pound)527 million (US $779 million) of debt. Interest expense would have been (pound)9.8 million (US $14.5 million) as compared to (pound)9.9 million (US $14.6 million) for the quarter ended September 30, 2000 had these agreements not been in place.

Gain on Forward Foreign Exchange Contracts:
-------------------------------------------

      In connection with its previously announced intention to sell its Australian assets, GPU Electric entered into forward foreign exchange contracts in order to lock in the then-current A$/US$ exchange rate on the projected remittance of Australian dollar proceeds arising from the expected sale of GPU PowerNet and GPU GasNet. On May 24, 2000, GPU announced that it had declined all bids submitted in connection with the sale process. Consequently, GPU Electric closed out its forward foreign exchange positions, and recognized a pre-tax gain of $4.5 million in the second quarter of 2000.

Indexed Swap Agreement:
-----------------------

      In June 1998, Onondaga Cogeneration L.P. (Onondaga), a GPU
International, Inc. subsidiary, and Niagara Mohawk Power Corporation (NIMO) renegotiated their existing power purchase agreement and entered into a 10-year power put indexed swap agreement.

      The power put agreement gives Onondaga the right, but not the obligation, to sell energy and capacity to NIMO at a proxy market price up to the specified contract quantity.

      Under the indexed swap agreement, Onondaga pays NIMO the market price of energy and capacity and NIMO pays Onondaga a contract price which is fixed for the first two years and then adjusted monthly, according to an indexing formula, for the remaining term. As of September 30, 2000, the unamortized balance of the swap contract was valued at $90.8 million, and was included in Other - Deferred Debits and Other Assets on the Consolidated Balance Sheets. This valuation was derived using the discounted estimated cash flows related to payments expected to be received by Onondaga.

      Effective September 29, 2000, Onondaga terminated its rights under the power put thereby terminating all agreements Onondaga had with NIMO to sell energy and capacity under the restructured power purchase agreement. As a result, in the third quarter 2000, a net pre-tax gain of $42.8 million was recorded in Other Income and Deductions on the Consolidated Statement of Income, as follows: the deferred gain of $86.7 million pre-tax related to the restructured power purchase agreement with NIMO was recognized in income; and the indexed swap agreement was marked to market and the associated deferred


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                                                          Financial Statements
                                                          Item 6(b)
                                                          Page 34 of 34

revenue was taken to income resulting in a pre-tax gain of $90.8 million. In addition, as a result of terminating the power put with NIMO and based on information supplied by an outside independent expert, management determined that the Onondaga plant would not operate on an economically profitable basis in the merchant generation market, and that the equipment would be technologically obsolete. As a result, an impairment test was performed under Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," using the undiscounted cash flows of its operations, and it was determined that the plant was impaired. Management has written down the carrying value of the plant by $69.1 million pre-tax as of September 30, 2000. Also, as a result of the termination of Onondaga's rights under the power put, a review of firmly committed long-term executory gas transportation contracts was performed and determined to be out of market, which resulted in a charge to income of $65.6 million for out-of-market gas transportation costs. Management's analysis utilized gas and energy pricing supplied by an independent expert.